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                              May 18, 2006



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.   20549-0405

                      Re: Comment Letter Received May 12, 2006
                          CREDO Petroleum Corporation
                          Form 10-K, Filed January 30, 2006
                          File No. 000-08877

On May 17, 2006 I spoke with Mark Wojciechowski with the Securities and Exchange Commission Division of Corporation Finance and requested an extension of time for CREDO Petroleum Corporation's response to the comment letter identified above from May 22, 2006 to June 20, 2005. The company is requesting this extension of time for the following reasons:

          1. Due to previous commitments, key company personnel responsible for responding to the SEC's comment letter will be out of the country and unavailable until May 30, 2006;
          2. To allow the Company the required time to prepare for its second fiscal quarter quarterly review and to complete and file its Quarterly Report on Form 10-Q; and
          3. To allow the Company adequate time to thoroughly understand and address the comments presented in the comment letter.

     Please contact me directly with any questions or concerns at 303-297-2200.

                              Sincerely,

                              CREDO PETROLEUM CORPORATION



                              /s/  David W. Vreeman
                              ------------------------------
                              David W. Vreeman
                              Vice President and Chief Financial
                              Officer
                              (Principal Financial and
                              Accounting Officer)

DWV/mdh